Exhibit 12.1

NORFOLK SOUTHERN CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

	Three months ended March 31,	Year ended December 31,
	2015	2014	2013	2012	2011	2010
	($ in millions)
EARNINGS
Income from continuing operations before income taxes as reported	$495	$3,134	$2,965	$2,758	$2,918	$2,367

Add (subtract):
Total interest expenses (as detailed below)	144	592	576	546	504	517
Amortization of capitalized interest	3	11	12	10	9	8
Income of partially owned entities(1)	(7)	(46)	(51)	(45)	(39)	(43)

Total earnings	$635	$3,691	$3,502	$3,269	$3,392	$2,849

FIXED CHARGES
Interest expense on debt	$132	$545	$525	$495	$455	$462
Interest expense on unrecognized tax benefit	—	1	1	(1)	(9)	1
Other interest expense	3	11	11	10	12	16
Calculated interest portion of rent expense(2)	9	35	39	42	46	38

Total interest expenses	144	592	576	546	504	517

Capitalized interest	5	19	18	20	19	15

Total fixed charges	$149	$611	$594	$566	$523	$532

RATIO OF EARNINGS TO FIXED CHARGES	4.26	6.04	5.90	5.78	6.49	5.36

(1)	Represents undistributed income of equity investees included in income from continuing operations before income taxes as reported.
(2)	Interest component of leases includes one-third of rental expense which approximates the interest component of operating leases.